Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion should be read in conjunction with our consolidated financial statements and the related notes contained elsewhere in this Report and in our other Securities and Exchange Commission filings. The following discussion may contain predictions, estimates, and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this Report. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

BTC Digital Ltd. (“we”, “us” “our” and the “Company”) is a crypto asset technology company based in the U.S. with a focus on bitcoin mining. We also generate revenue through mining machines resale and rental business operations.

For the six months ended June 30, 2025, we generated a substantial majority of our revenue from mining machines resale. For the six months ended June 30, 2025, we generated a substantial majority of our revenue from bitcoin mining. We store all of our bitcoins mined in hot wallets, or cryptocurrency wallets connected to the Internet, and may from time to time exchange bitcoins mined for fiat currency to generate cash flow to fund our business operations. We attribute our growth since we launched our crypto asset business in 2022 to our competitive strengths in diversified revenue streams, dedicated team and efforts towards regulatory compliance, and our experienced and visionary management team.

As of June 30, 2025 we owned a total of 2,435 mining machines under operation with a total hash rate of 213PH/S. We manage and operate our mining machines at one hosting facility operated by a hosting facility owner in New Tazewell, Tennessee. For the six months ended June 30, 2025, we mined a total of 4.01 bitcoins, generating US$0.39 million in revenue.

Historically, the price of bitcoins has fluctuated significantly. The profitability of our bitcoin mining operations and our operation results have been and will continue to be directly impacted by the trading price of bitcoins. To mitigate these risks, we have launched a mining machines resale and rental business. We have maintained business relationship with a major machine manufacturer, AGM Technologies Ltd, from which we source mining machines on an order-by-order basis, often at prices lower than market prices. We will then resell mining machines when there is a shortage of machines available on the market and resale prices are higher. Additionally, from time to time, we rent out our mining machines to customers at a rate calculated based on the total bitcoins mined. We seek to rent out a greater percentage of our fleet at times when bitcoin prices are lower to generate cash flow.

We believe research and development capacities are key to our continued long-term growth and will afford us with the ability to mine bitcoins with greater hash rate and power efficiency and the opportunity to further expand our service or product offerings and diversify our revenue streams. Through the Joint Venture (as defined below), we have participated in the design and development of equipment dedicated for mining machines and infrastructure, including high voltage power supply, liquid-cooling systems, and hash boards. In the near future, we plan to continue investing in research and development and the Joint Venture and accumulate knowledge in the cryptocurrency industry.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as a percentage of total net revenue, for the period indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in our annual report on Form 10-K and quarterly reports on Form 10-Q. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

	For the six months ended June 30,
	2024		2025
	US$	%	US$	%
Summary Consolidated Statements of Operations:
Revenues	4,979	100.0	5,731	100.0
Cost of revenues	(5,321)	(106.9)	(7,045)	(122.9)
Gross loss	(342)	(6.9)	(1,314)	(22.9)
Operating expenses:
Selling and marketing expenses	(96)	(1.9)	(150)	(2.6)
General and administrative expenses	(1,259)	(25.3)	(3,563)	(62.2)
Loss from operations	(1,697)	(34.1)	(5,027)	(87.7)
Interest income			170	3.0
Interest expenses	(15)	(0.3)	(30)	(0.5)
Realized gain on exchange of digital assets	256	5.1	26	0.5
Equity in income on equity method investments	25	0.5	26	0.5
Others expense, net	(4)	(0.1)	(9)	(0.2)
Loss before income tax	(1,435)	(28.8)	(4,844)	(84.5)
Income tax expense	-	-	-	-
Net loss	(1,435)	(28.8)	(4,844)	(84.5)

Revenues

	For the Six Months Ended June 30,
	2024		2025
	US$	%	US$	%
Bitcoin mining	939	18.9	427	7.45
Mining machines resale	3,435	69.0	4,188	73.08
Miner rental, hosting and other mining-related business	605	12.1	1,116	19.47
Total	4,979	100.0	5,731	100.0

Our total revenue increased 15.1% to US$5.7 million for the six months ended June 30, 2025, from US$5.0 million for the six months ended June 30, 2024. The change in revenue was primarily attributable to the following items: (i) Mining revenue decreased by US$512,000 year-over-year. This decrease was principally due to (a) a reduction in mining yield per unit of computing power resulting from the Bitcoin halving, and (b) delayed deployment of newly purchased T21 mining machines that were held at customs and only began to be placed into service in May 2025. The lower-than-planned available hash rate during the first half of 2025 materially reduced mining output and related revenue. (ii) Mining machine resale revenue increased by US$753,000 year-over-year. Although Bitcoin prices experienced intermittent pullbacks during portions of the first half of 2025, overall market activity remained robust, which supported higher resale transaction volumes, specifically rising from $3.4 million in the first half of 2024 to $4.2 million in the first half of 2025. (iii) Miner rental, hosting and other mining-related revenue increased by US$511,000, primarily attributable to the Company’s newly launched miner hosting services during 2025.

Cost of Revenues

Our total cost of revenues increased by 32.4% to US$7.0 million for the six months ended June 30, 2025, compared with US$5.3 million for the six months ended June 30, 2024. The increase was primarily attributable to (i) higher operating costs associated with the expansion of our mining machine resale business, and (ii) additional operating expenses incurred following the commencement of operations at our newly acquired mining facility in Arkansas.

Gross Loss and Gross Loss Margin

As a result of the foregoing, our gross loss increased by US$1.0 million, from US$0.3 million in the six months ended of June 30, 2024 to US$1.3 million in the six months ended of June 30, 2025. Our gross loss margin increased from 6.9% in the six months ended of June 30, 2024 to 22.9% in the six months ended of June 30, 2025.

Selling and Marketing Expenses

Our selling and marketing expenses increased from US$96 thousand in the six months ended of June 30, 2024 to US$150 thousand in the six months ended of June 30, 2025. This increase was mainly due to a 21.9% induction in the volume of mining machine resales during this period, which led to a corresponding induction in sales expenses.

General and Administrative Expenses

Our general and administrative expenses increased by 183% from US$1.3 million in the six months ended of June 30, 2024 to US$3.6 million in the six months ended of June 30, 2025. This increase was primarily due to (i) the rise in expenses related to the Employee Stock Option Plan, which amounted to US$1.83 million; (ii) the expansion of the Company’s business and the addition of new employees, which resulted in a corresponding increase in related expenses..

Interest Expenses

Our interest expenses increased from US$15 thousand for the six months ended of June 30, 2024 to US$30 thousand for the six months ended of June 30, 2025. This induction is consistent with the increase in short-term loans.

Equity in Income on Equity Method Investments

Our gain on equity method investments was US$25 thousand and US$26 thousand for the six months ended of June 30, 2024 and 2025, respectively.

Loss Before Income Tax

As a result of the foregoing, we had a loss before income tax of US$1,435 thousand for the six months ended of June 30, 2024, as compared to a loss before income tax of US$4,844 thousand for the six months ended of June 30, 2025.

Net Loss

As a result of the foregoing, we had a net loss of US$1,435 thousand for the six months ended of June 30, 2024, as compared to a net loss of US$4,844 thousand for the six months ended of June 30, 2025.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net income and adjusted EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate its operating performance. We also believe that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of its peer companies.

Adjusted net income and adjusted EBITDA should not be considered in isolation or construed as alternatives to net income/(loss) or any other measure of performance or as indicators of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted net income and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted net income represents net income/(loss) before share-based compensation and offering expenses. The table below sets forth a reconciliation of our adjusted net income for the periods indicated:

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(in thousands, except for percentages)
Net loss	(1,435)	(4,844)
Add:
Share-based compensation expenses	571	1,827
Adjusted net loss	(864)	(3,017)

In addition, adjusted EBITDA represents the net income/(loss) before interest expenses, income tax expenses, depreciation and amortization, and excluding share-based compensation expenses and offering expenses. The table below sets forth a reconciliation of our adjusted EBITDA for the periods indicated:

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(in thousands, except for percentages)
Net loss	(1,435)	(4,844)
Subtract:
Net interest income (expenses)	(15)	140
Add:
Income tax expense	-	-
Depreciation and amortization	1,781	1,965
EBITDA	361	(3,019)
Add:
Share-based compensation expenses	571	1,827
Adjusted EBITDA	932	(1,192)

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, companies formed in the British Virgin Islands are not subject to tax on income or capital gains.

Delaware

The Delaware corporate tax rate is 8.7%. This tax rate applies to limited liability companies that elect to be treated as corporations and report net taxable income. Our subsidiary, Meten Block Chain LLC was formed in Delaware and elects to be treated as corporation.

Hong Kong

Our two wholly-owned subsidiaries in Hong Kong, Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited, are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied in our consolidated financial statements as Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited had no assessable income for the years ended December 31, 2023 and for the three months ended of June 30, 2024.

Our two wholly-owned subsidiaries in Hong Kong, Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited, are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied in our consolidated financial statements as Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited had no assessable income for the years ended December 31, 2024 and for the six months ended of June 30, 2025.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgment, estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenue and expenses. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of relevant current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included herein.

Share-based compensation

Share-based compensation costs are measured at the grant date. The compensation expense in connection with the shares awarded to employees is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the shares awarded to employees, the discounted cash flow pricing model has been applied.

Liquidity and Capital Resources

Our principal sources of liquidity have been from cash generated from operating activities. As of December 31, 2024 and June 30, 2025, we had US$ 14,900,000 and US$ 6,398,000, respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased.

We intend to finance future working capital requirements and capital expenditures from cash generated from operating activities, and funds raised from financing activities, including the net proceeds we received from the transactions. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

However, we may require additional cash resources due to the changing business conditions or other future developments, including any investment or acquisition we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our ability to pay dividends to our shareholders.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(in thousands, except for percentages)
Summary Consolidated Cash Flow Data:
Net cash generated from/ (used in) operating activities	3,669	(3,484)
Net cash used in investing activities	(4,282)	(4,034)
Net cash generated from/ (used in) financing activities	857	(984)
Net increase/(decrease) in cash and cash equivalents	244	(8,502)
Cash and cash equivalents at the beginning of period	43	14,900
Cash and cash equivalents at the end of period	287	6,398

Operating Activities

Net cash generated from operating activities amounted to US$3.7 million for the six months ended of June 30, 2024. The difference between our net loss of US$1.4 million and the net cash used in operating activities was primarily due to (i) depreciation and amortization of US$1.8 million; (ii) decrease in accounts receivable of US$5.0 million, primarily due to the collection of receivables from mining machines resale; and (iii) increase in prepayments and other current assets of US$2.3 million, mainly due to an increase in advance payments for purchases.

Net cash used in operating activities amounted to US$3.5 million for the six months ended June 30, 2025. The difference between our net loss of US$4.8 million and the net cash used in operating activities was primarily due to (i) depreciation of US$2.0 million; (ii) share-based compensation expenses of US$1.8 million; (iii) increase in prepayments and other current assets of US$2.9 million, primarily attributable to the increase in prepayments for the acquisition of the Georgia mining facility; and (iv) decrease in accounts receivable of US$0.9 million, primarily due to the collection of receivables from mining machines resale.

Investing Activities

Net cash used in investing activities amounted to US$4.3 million for the six months ended of June 30, 2024. This was primarily attributable to the purchases of property and equipment of US$4.0 million, repayment of advances to related parties of US$0.6 million and advances from related parties of US$0.4 million.

Net cash used in investing activities amounted to US$4.0 million for the six months ended June 30, 2025. This was primarily attributable to (i) purchases of property and equipment of US$2.5 million; (ii) prepayment to a third-party of US$1.1 million; (iii) repayment of advances to related parties of US$0.5 million.

Financing Activities

Net cash flow generated from financing activities amounted to US$857,000 for the six months ended of June 30, 2024. This was primarily attributable to (i) the proceeds from issuance of ordinary shares for private placement of US$0.5 million, (ii) proceeds from short term loans of US$0.7 million; partially offset by (i) repayment of short term loans of US$0.3 million.

Net cash used in financing activities amounted to US$1.0 million for the six months ended June 30, 2025. This was primarily attributable to (i) proceeds from short term loans of US$0.8 million; (ii) repayment of short term loans of US$1.2 million; (iii) Deferred offering costs paid of US$0.3 million.

Capital Expenditures

Our capital expenditures amounted to US$4.0 million and US$149,000 in for the six months ended of June 30, 2024 and 2025, respectively. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

JOBS Act

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period.

For as long as we remain an “emerging growth company” under the recently enacted JOBS Act, we will, among other things:

●	be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act, which requires that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal controls over financial reporting;

●	be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation; and

●	be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company,” including the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be materially and adversely affected.